    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 2, 1996.

                                                             FILE NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                      ------------------------------------
                               CONCORD EFS, INC.
             (Exact name of Registrant as specified in its charter)

                  DELAWARE                                       04-2462252
      (State or other jurisdiction of               (I.R.S. Employer Identification No.)
                organization)

  2525 HORIZON LAKE DRIVE, SUITE 120, MEMPHIS, TENNESSEE 38133 (901) 371-8000
   (Address and telephone number of registrant's principal executive offices)
                      ------------------------------------
                                 DAN M. PALMER
         CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER
                               CONCORD EFS, INC.
                       2525 HORIZON LAKE DRIVE, SUITE 120
                            MEMPHIS, TENNESSEE 38133
                                 (901) 371-8000
           (Name, address and telephone number of agent for service)

                                with copies to:

          RICHARD M. HARTER, ESQ.                           GLENN W. REED, ESQ.
         BINGHAM, DANA & GOULD LLP                       GARDNER, CARTON & DOUGLAS
             150 FEDERAL STREET                            321 NORTH CLARK STREET
        BOSTON, MASSACHUSETTS 02110                       CHICAGO, ILLINOIS 60610
               (617) 951-8000                                  (312) 245-8446

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE
                      ------------------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                      ------------------------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
                                                PROPOSED MAXIMUM  PROPOSED MAXIMUM    AMOUNT OF
    TITLE OF SECURITIES         AMOUNT TO BE     OFFERING PRICE      AGGREGATE      REGISTRATION
      TO BE REGISTERED          REGISTERED(1)     PER SHARE(2)   OFFERING PRICE(2)       FEE
--------------------------------------------------------------------------------------------------
Common Stock
  $0.33 1/3 Par Value.......  2,300,000 shares      $24.625         $56,637,500        $19,530

--------------------------------------------------------------------------------

(1) Includes a maximum of 300,000 shares which may be purchased by the Underwriters to cover over-allotments, if any.

(2) Calculated in accordance with Rule 457(c) based on the average of the high and low prices reported in the consolidated trading system on September 26, 1996.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED OCTOBER 2, 1996

PROSPECTUS
                                2,000,000 SHARES
                            [CONCORD EFS, INC. LOGO]
                                  COMMON STOCK
                            ------------------------
     All of the shares of the Common Stock offered hereby are being sold by Concord EFS, Inc. (the "Company" or "Concord"). The Common Stock offered hereby is quoted on the Nasdaq National Market under the symbol "CEFT". On October 1, 1996, the last reported sale price of the Common Stock was $25.50 per share. See "Price Range of Common Stock."

      SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                            ------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR
       HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                  TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                        PRICE TO       UNDERWRITING DISCOUNT      PROCEEDS TO
                                         PUBLIC          AND COMMISSION(1)       COMPANY(2)
-------------------------------------------------------------------------------------------------
Per Share........................           $                    $                    $
Total(3).........................           $                    $                    $
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated offering expenses of $355,000 payable by the Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock, solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discount, and Proceeds to
    Company will be $          , $          , and $          , respectively.

     The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by them and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates for
the shares of Common Stock will be made on or about           , 1996.

WILLIAM BLAIR & COMPANY
              MONTGOMERY SECURITIES
                              MORGAN KEEGAN & COMPANY, INC.
                                           ADAMS, HARKNESS & HILL, INC.

             The date of this Prospectus is                  , 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company may be inspected and copies may be obtained (at prescribed rates) at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained by mail from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. In addition, electronically filed documents, including reports, proxy and information statements and other information regarding the Company, can be obtained from the Commission's Web site at: http://www.sec.gov. The Company's Common Stock is listed on the National Market System of The Nasdaq Stock Market, and reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

     The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Commission with respect to the Common Stock being offered pursuant to this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus omits certain of the information contained in the Registration Statement. For further information with respect to the Company and the Common Stock being offered pursuant to this Prospectus, reference is hereby made to such Registration Statement, including the exhibits filed as part thereof. Statements contained in this Prospectus concerning the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete, each such statement being qualified in all respects by such reference. Copies of all or any part of the Registration Statement, including the documents incorporated by reference therein or exhibits thereto, may be obtained upon payment of the prescribed rates at the offices of the Commission set forth above.

                         ------------------------------

     "EFS," "Concord EFS" and "EFS National Bank" are trademarks and trade names of the Company. All other trademarks, brand marks and trade names used in this Prospectus are trademarks, brand marks, trade names or registered marks of their respective owners.

                         ------------------------------

     The Company's executive offices are located at 2525 Horizon Lake Drive, Suite 120, Memphis, Tennessee 38133 and its telephone number is (901) 371-8000.

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including notes thereto, appearing elsewhere, or incorporated by reference, in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes the Underwriters' over-allotment option is not exercised. See "Underwriting." The shares of Common Stock offered hereby involve a high degree of risk. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     The Company provides electronic transaction authorization, processing, settlement and funds transfer services in selected markets. Concord's primary activity is card services, which involves the provision of integrated electronic transaction services for credit card, debit card and electronic benefits transfer ("EBT") card transactions to supermarket chains, grocery stores, convenience store merchants and other retailers. The Company believes it is one of the few fully integrated transaction processors, supplying electronic payment and verification terminals, cash dispensing machines ("ATMs"), processing services, payment settlement, depository services and transaction data compilation. In addition, the Company is one of the few companies offering full credit and debit card processing on a nationwide basis.

     The Company also provides electronic payment and banking facilities to a large customer base in the trucking industry for use at major truck stop chains throughout the United States. In addition to maintaining a network of over 350 ATMs at truck stops nationwide, the Company provides fuel purchase cards, ATM bank cards and general banking services to truck drivers. The Company offers trucking companies payroll deposit and cash forwarding services, as well as real-time data compilation with respect to fuel volume usage, fuel expenditures, vehicle and driver tracking and truck routine maintenance schedules. In addition, the Company provides check verification services to grocery and other retail merchants.

     The Company's transaction payment and credit systems provide a recurring stream of revenue from transaction fees through a highly diversified and stable customer base. Between the years ended September 30, 1991 and December 31, 1995, the Company's net revenue increased from $48.1 million to $127.8 million (a compound annual growth rate of 27.6%) and its net income increased from $7.3 million to $18.3 million (a compound annual growth rate of 26.0%). Card services (77% of net revenue for the first six months of 1996) represents the fastest growing portion of the Company's revenues, increasing from $47.5 million in fiscal year 1993 to $92.2 million in fiscal year 1995, during which period the number of merchant locations served by the Company increased by approximately 26% per annum.

     Concord offers merchants a cost-effective, reliable, turnkey debit and credit card processing system. The Company is able to provide its system on a profitable basis because of its low-cost operational structure, which includes efficient marketing, volume purchasing arrangements with equipment and communications vendors, and direct membership by its subsidiary, EFS National Bank, in bank card associations (such as VISA and MasterCard) and national and regional debit card networks (such as Interlink, MAC, Explore and NYCE). In 1992, Concord entered into an agreement with the National Grocers Association, Inc. ("NGA") whereby Concord became the preferred vendor of the NGA for electronic payment services for a range of applications, including both turnkey packaged solutions and customized payment service agreements covering credit and debit card transaction processing. The agreement has enabled Concord to increase substantially its grocery store customer base. Currently, 6% to 7% of grocery transactions use credit or debit card payment, and the Company believes that this percentage is growing rapidly.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     The Company seeks to grow its funds transfer and payment transaction processing business by providing a fully integrated range of transfer and processing services at competitive prices. The principal elements of the Company's strategy include the following:

    - The Company focuses on specific markets that historically have been underserved by the transaction processing industry, seeking a diverse group of customers with low credit risk profiles.

    - The Company seeks to be a low-cost, highly reliable provider of electronic payment processing services by providing a fully integrated range of relevant services, including designing equipment solutions, selling and leasing equipment, authorizing transactions, capturing information on its own host computer, directly participating in all major credit and debit card associations and networks, and effecting settlement of payment transactions and transfer of funds.

    - The Company offers maximum technological versatility for the provision of electronic processing services for a wide variety of communication protocols and processing equipment of different manufacturers, in order to provide a tailored solution to the customer's specific needs.

    - The Company adheres to a balanced marketing approach through the use of internal marketing specialists, independent sales representatives and a number of independent sales organizations ("ISOs") in an effort to provide at the most efficient cost broader access to new merchant customers and portfolio acquisition opportunities nationwide.

     Recent Company initiatives include: (i) introduction of processing services for the emerging EBT programs for the electronic provision of food stamp and other public assistance benefits, utilizing the Company's installed base in grocery, convenience store and other retail merchants; (ii) installation of and processing for a network of ATMs primarily in locations based upon the Company's existing relationships with major truck stop chains and grocery and convenience stores; (iii) enhancement of the Company's existing check verification programs with access to nationwide check verification databases; and (iv) entering into a multi-year contract to provide credit card and POS debit processing services to Comdata Network, Inc., a subsidiary of Ceridian Corporation, in the gaming and leisure markets.

                                  THE OFFERING

Common Stock being offered by the Company...     2,000,000 shares
Common Stock outstanding after the
offering....................................    59,224,807 shares(1)
Use of proceeds.............................    To augment the equity capital of
                                                EFS National Bank, for the
                                                acquisition of merchant
                                                processing portfolios and other
                                                processing businesses, and for
                                                working capital and other
                                                general corporate purposes. See
                                                "Use of Proceeds."
Nasdaq Stock Market Symbol..................    CEFT

---------------

(1) Excludes an aggregate of 3,538,690 shares of Common Stock reserved for issuance upon exercise of options outstanding as of September 23, 1996.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                     SUMMARY FINANCIAL INFORMATION
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                   SIX MONTHS ENDED
                                        FISCAL YEARS ENDED DECEMBER 31,                JUNE 30,
                                ------------------------------------------------   -----------------
                                1991(1)   1992(1)    1993      1994       1995      1995      1996
                                -------   -------   -------   -------   --------   -------   -------
STATEMENT OF INCOME DATA:
Revenues......................  $48,144   $65,562   $75,443   $96,213   $127,762   $55,825   $74,752
Cost of operations............   31,137    46,024    53,188    69,840     90,579    40,014    53,037
Selling, general and
  administrative expenses.....    5,572     5,969     7,861     8,312     10,913     5,072     5,958
Operating income..............   11,435    13,569    14,394    18,061     26,270    10,739    15,757
Net income....................  $ 7,273   $ 8,974   $ 9,863   $12,713   $ 18,315   $ 7,540   $10,931
Net income per share(2).......  $  0.13   $  0.16   $  0.18   $  0.23   $   0.32   $  0.13   $  0.19
Weighted average common and
  common equivalent shares
  outstanding(2)..............   54,996    55,169    55,676    55,898     57,858    57,163    58,988

                                                                              JUNE 30, 1996
                                                                         -----------------------
                                                                                         AS
                                                                          ACTUAL     ADJUSTED(3)
                                                                         --------    -----------
BALANCE SHEET DATA:
Working capital.......................................................   $ 77,863     $124,633
Total assets..........................................................    173,267      220,037
Long-term debt........................................................        773          773
Total stockholders' equity............................................    106,141      152,911

---------------

(1) Fiscal year 1991 ended September 30, 1991. The last calendar quarter of 1991 is not included in either the 1991 or 1992 fiscal year financial information as set forth above.

(2) Earnings per share and related share data have been restated to reflect all stock splits and stock dividends effected to date.

(3) Adjusted to give effect to the sale of 2,000,000 shares of Common Stock offered hereby, at an assumed public offering price of $25.00 per share, after deducting the underwriting discount and estimated offering expenses, and the application of the estimated net proceeds described in "Use of Proceeds."

-------------------------------------------------------------------------------

                                  RISK FACTORS

     An investment in the shares of Common Stock being offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus, before purchasing the shares of Common Stock offered hereby. This discussion also identifies important cautionary factors that could cause the Company's actual results to differ materially from those projected in forward looking statements of the Company made by, or on behalf of, the Company. In particular, the Company's forward looking statements, including those regarding expected growth in the various areas of the Company's operations, the adequacy of the Company's capital resources, the future profitability of the Company in connection with particular types of funds transfer processing and electronic payment transactions, and other statements regarding trends relating to revenue and expense items, could be affected by a number of risks and uncertainties, including changes in the banking, trucking and retail market areas of the general economy, changes in consumer spending and consumer credit, technological changes in electronic processing of payment and credit transactions, and the various risks and uncertainties described below.

     RISKS OF SUSTAINING CURRENT GROWTH RATE. The Company's growth strategy involves seeking new merchant and trucking customer relationships, the acquisition of merchant processing portfolios from other processing service providers and the possible acquisition of transaction processing or related companies. The Company intends to continue seeking growth opportunities in order to achieve greater economies of scale and increased transaction dollar volume. The Company in the past has grown its merchant customer base primarily through its in-house telemarketing and sales force working with independent sales representatives nationwide. The Company has recently reorganized its marketing efforts by adding marketing professionals focused upon certain markets, reducing its telemarketing staff, outsourcing certain marketing activities and otherwise expanding its relationships with independent sales organizations nationwide. There can be no assurance that the Company's marketing efforts will be successful in maintaining the current level of growth or expanding access to growth opportunities. The Company has historically followed a conservative and highly selective approach to the acceptance of new customers and the acquisition of merchant portfolios. While the Company intends to maintain the same level of selectivity, there can be no assurance that the Company will not suffer in the future from higher rates of chargeback default and merchant fraud. In addition, should the Company sustain its historical rate of growth, there can be no assurance that the Company will be able to attract and retain adequate qualified personnel to handle the increased transaction volume or to maintain its historical level of reliability and responsiveness in processing services. Any of the foregoing could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Business
Strategy," "-- Principal Services" and "-- Marketing."

     RISKS OF PORTFOLIO ACQUISITIONS. The Company expects to derive a growing portion of its future revenue from acquired merchant processing portfolios. In its acquisition of merchant processing portfolios, the Company conducts careful investigation to avoid portfolios in which there is a high risk of loss from chargebacks, merchant failure or fraud. Notwithstanding the Company's diligence and investigation, however, there is a risk that merchants contained in an acquired portfolio will have higher risk profiles than the Company would have selected in a new individual merchant customer. There can be no assurance that the Company will not experience a higher rate of loss from chargebacks, merchant failure or merchant fraud as a result of experiencing a larger portion of its growth from the acquisition of portfolios, which could have a material adverse effect on the Company's financial condition and results of operations. In addition, the acquisition of a processing portfolio is typically followed by a certain attrition of merchants included in the portfolio, due to the transition in processing procedures and personnel. As a result, the Company may not realize the expected economic benefits associated with a merchant portfolio acquisition. Moreover, the acquisition of merchant processing portfolios may require substantial capital resources and the addition of substantial numbers of trained personnel. The Company also faces increasing competition for portfolio acquisition opportunities. There can be no assurance that such opportunities will continue to be available in the future or available at costs consistent with the Company's prior experience. See "Business -- Business
Strategy," "-- Principal Services" and "-- Marketing."

     CREDIT CARD SYSTEM RISKS. The Company's subsidiary, EFS National Bank, is a member of the VISA and MasterCard organizations and is a registered processor of Discover, American Express, Diners Club and JCB (Japan Credit Bank) transactions. The rules of the credit card associations are set by member banks or, in the case of Discover, American Express, Diners Club and JCB, by the card issuers, and such banks and issuers are competitors of the Company in the provision of transaction processing services. There can be no assurance that the rules relating to such credit card operations will not be changed in such a way as to materially adversely affect the Company's operations. The dramatic growth in the availability of credit cards and the expansion of available credit under such cards to the consuming public has been a matter of concern to U.S. federal banking regulators and other governmental regulatory authorities. A substantial increase in credit card delinquency or action by regulatory authorities to substantially restrict the availability of credit card credit could materially affect the Company's results of operations and financial condition. In addition, from time to time, VISA, MasterCard, Discover, American Express, Diners Club and JCB increase the organization and/or processing fees that such organizations charge. Most of the Company's agreements with its merchant customers permit fee increases to the Company to be passed on to the merchants. There can be no assurance, however, that competitive pressures will not result in the Company's absorbing a portion of such increases in the future, which event could have a material adverse effect on the Company. See "Business -- Principal
Services"," -- Competition" and " -- Regulation of Financial Services."

     CHARGEBACK RISK. In the event a billing dispute between a credit card holder and a merchant is not resolved in favor of the merchant, the transaction is charged back to the merchant, and the purchase price is refunded to the cardholder. If that merchant has become bankrupt or is otherwise unable or unwilling to pay, the Company must bear the credit risk for the full transaction amount. Historically, the Company has maintained accounting reserves to cover the chargeback risks, and such reserves have exceeded chargeback experience. There can, however, be no assurance that the Company will not experience a significant increase in chargebacks in the future, which could require the Company to maintain larger reserves. Increases in chargebacks that are not paid by merchants, or increases in the Company's chargeback reserves to cover increased chargeback experience, could have a material adverse effect on the Company's financial condition and operating results. See "Business -- Principal Services -- Card Services."

     MERCHANT FRAUD. Merchant fraud includes recording false sales transactions or false credits. The Company attempts to minimize its exposure to merchant fraud risk by conducting a credit review of a prospective merchant and monitoring the merchant's practices on an ongoing basis. The Company also has the ability to suspend a merchant's daily settlement if fraudulent activity is suspected. In its card services, the Company under certain circumstances bears the risk of incidents of merchant fraud. There can be no assurance that incidents of merchant fraud will not increase in the future. Increased incidents of merchant fraud could have a material adverse effect on the Company's financial condition and operating results. See "Business -- Principal
Services -- Card Services."

     EXPANSION OF ATM NETWORKS. The Company has only recently entered the business of placing and operating ATMs, and the Company intends to increase its ATM business through the placement of additional ATMs in truck stops, grocery stores, convenience stores and other merchant locations that have been traditionally underserved by ATMs. The placement of ATMs involves a substantial initial capital expense and significant ongoing funding expense, and the Company's margin of profit on ATM operations has historically been low. However, since the implementation of surcharging by the major ATM networks in April 1996, the Company's ATM operations have begun to be more profitable. While the profitability of ATM operations is expected to increase due to surcharging, there can be no assurance that such surcharges will continue to be permissible under ATM network rules or applicable federal or state banking regulations. Various states may restrict or regulate the placement of ATMs and the amount of surcharge fees. In addition, there can be no assurance that ATMs placed by the Company will receive sufficient volumes of transactions to achieve expected profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Principal Services -- Trucking Services" and " -- New Initiatives."

     CUSTOMER ATTRITION RISK. The Company, like its competitors, experiences some turnover of customers. The Company considers this to be a normal aspect of the competitive business environment. Although the Company has been successful both in retaining its merchant customers by high quality customer service and in achieving growth by employing a variety of sales methods, there can be no assurance that the Company will continue to be successful in the future in minimizing and offsetting customer attrition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Marketing Developments" and "Business -- Marketing."

     CONTRACT EXPIRATION RISK. The Company has contractual relationships that are subject to expiration, renewal and renegotiation. The Company has many individual contracts for credit and debit card and/or ATM processing services. These contracts typically have terms of two to five years' duration and renew automatically for successive one-year terms unless expressly terminated prior to expiration. No such individual contract is considered to be material to the Company's earnings. The Company's recently signed contract with Comdata Network, Inc., a subsidiary of Ceridian Corporation, for processing credit, debit and ATM transactions has an initial term that, based upon management's estimates of the roll-out dates for services, will expire in April 2000. The Company's designation as the recommended (nonexclusive) electronic payment services processor for the National Grocers Association, Inc., pursuant to an agreement entered into in 1992, expires in December 2000. While the Company's processing contracts are typically automatically renewable unless expressly terminated by either party, there can be no assurance that any such contract will be renewed or, if renewed, continued upon terms favorable to the Company. See
"Business -- Principal Services."

     DEPENDENCE ON KEY PERSONNEL. The Company is dependent upon the ability and experience of its Chief Executive Officer, its President and a number of other key management personnel who have substantial experience with the Company's operations, the rapidly changing electronic payment processing industry and the selected markets in which the Company offers its services. Although each of the senior executives of the Company has extensive experience with the Company's affairs and the Company believes it is adequately staffed with key middle managers, there can be no assurance that the loss of the services of one or a combination of the Company's senior executives or key managers would not have a material adverse effect on the Company's operations. The Company's success also depends on its ability to continue to attract, manage and retain other qualified middle management, technical and clerical personnel as the Company grows. Although the Company has not experienced difficulty in attracting capable personnel in the past, there can be no assurance that the Company will be able to attract or retain such personnel. See "Business -- Managers and Employees" and "Management."

     COMPETITION. The markets for electronic payment processing, credit and debit card payment settlement, check authorization programs, fuel card and cash forwarding services, and ATM services are all highly competitive. The Company's principal competitors include major national and regional banks, local processing banks, non-bank processors and other independent service organizations, many of which have substantially greater capital, management, marketing and technological resources than those of the Company. There can be no assurance that the Company will continue to be able to compete successfully with such competitors. The competitive pricing pressures that would result from any increase in competition could adversely affect the Company's margins and may have a material adverse effect on the Company's financial condition and results of operations. In addition, the Company competes with other electronic payment processing organizations for growth opportunities. The recent consolidation in the banking industry in the United States has resulted in fewer opportunities for merchant portfolio acquisitions, as many small banks have been acquired by large banks, some of which are competitors with the Company in the provision of processing services. There can be no assurance that the Company will be able to compete effectively for existing growth opportunities on terms favorable to the Company. See "Business -- Competition."

     BANK AND FINANCIAL SERVICES REGULATIONS. The Company is a bank holding company subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). EFS National Bank is a national banking association established under the National Bank Act and is subject to regulation by the Office of the Comptroller of the Currency as well as the Federal Reserve. The Federal Deposit Insurance Corporation insures the deposits of EFS National Bank. The restrictions imposed by such laws, the regulations thereunder and the regulatory agencies having jurisdiction in respect thereof limit the discretion of the Company, EFS National Bank and their affiliates in operating their businesses. Such restrictions include restrictions upon the Company's engaging in non-bank-related activities, restrictions upon mergers and acquisitions, restrictions upon dividends by banking entities, and other restrictions upon intercompany transactions. Material changes in applicable federal or state regulation of financial institutions could increase the cost to the Company of providing its services, change the competitive environment or otherwise adversely affect the Company. No assurance can be given that such laws and regulations will not be amended, or interpreted differently by regulatory authorities, or that new laws and regulations will not be adopted, the effect of which could be to affect adversely the operations, financial condition and prospects of the Company. Furthermore, the Company is subject to the rules and regulations of the various credit card and debit card associations and networks. See "Business -- Regulation of Financial Services."

     SUSCEPTIBILITY TO ECONOMIC FLUCTUATIONS. The markets targeted by the Company (supermarket chains, grocery stores, convenience store merchants and other retailers, trucking companies and truckers) are all susceptible to adverse changes in general economic conditions. The Company has sought historically and intends to continue to mitigate this risk by conservative selectivity in the markets and retailer customers which it serves, but there can be no assurance that an adverse change in the economy will not materially adversely affect the Company's operations and financial condition. In addition, the Company issues fuel purchase and other forms of credit and debit cards for the account of trucking companies, and has trucking company receivables outstanding. Although the Company's trucking company receivables are for the most part secured by letters of credit, bonds and insurance, economic changes having a severe impact upon the trucking industry could adversely affect the Company. See
"Business -- Business Strategy" and "-- Principal Services."

     TECHNOLOGY RISK. The Company's ability to provide its services is heavily dependent upon its use of and access to computing and telecommunications technology. The transaction payment processing business has been characterized by rapid technological change, and the Company's business has benefited from its ability to offer processing and payment services in accordance with the most recent technological improvements. The Company's management is committed to its ability to customize processing and payment services to a wide variety of merchant electronic payment equipment, communication protocols, new technologies and customer processing needs. There can be no assurance, however, that the Company will be able to continue to incorporate new developments in payment processing technology, or that the requirement to adapt to new technology will not involve substantial cost and increased competitive pressure. The Company's processing services are dependent upon long-distance and local telecommunications carriers and access to telecommunications facilities on a 24-hour basis. Telecommunications facilities are susceptible to interruption by natural disasters. Although the Company maintains a disaster response plan which it considers adequate and which it regularly reviews, and although the Company has operated following natural disasters in the past without interruption of its processing services, there can be no assurance that a natural disaster will not occur that causes extensive or long-term damage that interrupts the Company's processing services or that causes the Company to incur substantial additional expense to avoid interruption of services, either of which could have an adverse effect on the Company's operations and financial condition. See
"Business -- Equipment and Technology."

                                USE OF PROCEEDS

     The net proceeds to the Company from the offering, at an assumed initial offering price of $25.00 per share, are estimated to be $46.8 million ($53.8 million if the Underwriters' over-allotment option is exercised in full) after deduction of underwriting discounts and commissions and estimated offering expenses.

     The Company currently anticipates that at the completion of the offering the Company will have cash, cash equivalents and short-term investments of approximately $107 million (assuming the Underwriters' over-allotment option is not exercised). Of this amount, during the period beginning in the fourth quarter of 1996, approximately $30 million will be used as a capital contribution to the Company's national bank subsidiary, EFS National Bank, to augment the equity capital of EFS National Bank in order that it will remain in compliance with the guidelines of credit card associations as its processing transaction volume increases. It is expected that portions of this additional EFS National Bank equity will be utilized from time to time to acquire selected merchant payment processing portfolios from banks and other processing organizations. The Company typically has a number of potential merchant portfolio acquisitions under consideration at any time. The balance of the net proceeds held by the Company will be available for working capital and general corporate purposes, including placing additional ATMs, the possible acquisition of transaction processing businesses and use in other subsidiaries of the Company. The Company has no specific plans or commitments for any such acquisition and is not currently engaged in negotiations regarding any such acquisition. Actual allocation of the net proceeds and the balance of the Company's current capital resources to various purposes may vary substantially from the Company's current estimates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Pending any such application of proceeds, the Company intends to invest the net proceeds of the offering in short- and medium-term, interest-bearing obligations, including those issued by the United States government, its agencies and instrumentalities and/or interest-bearing obligations of states and municipalities.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the Nasdaq National Market under the symbol
"CEFT." The following table sets forth, for the periods indicated, the range of high and low sale prices for the Common Stock as reported by Nasdaq. Quotations have been restated to reflect all stock splits and stock dividends effected to date.

                                                                              HIGH       LOW
                                                                             ------     ------
1994
  First Quarter..........................................................    $ 5.00     $ 4.15
  Second Quarter.........................................................      5.07       3.89
  Third Quarter..........................................................      5.73       4.19
  Fourth Quarter.........................................................      7.55       5.48
1995
  First Quarter..........................................................    $ 8.52     $ 6.52
  Second Quarter.........................................................     11.89       8.00
  Third Quarter..........................................................     14.22      10.67
  Fourth Quarter.........................................................     20.00      11.11
1996
  First Quarter..........................................................    $19.83     $12.56
  Second Quarter.........................................................     24.25      17.33
  Third Quarter..........................................................     28.50      21.50

     On October 1, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $25.50 per share. As of September 23, 1996, there were approximately 300 holders of record of the Common Stock.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its capital stock. It is the present policy of the Company's Board of Directors to retain earnings to finance expansion of the Company's operations, and the Company does not expect to pay dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June
30, 1996, and as adjusted to give effect to the sale by the Company of 2,000,000 shares of Common Stock in the offering (at an assumed initial offering price of $25.00 per share) and use of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Company's consolidated financial statements and the notes thereto, which are incorporated by reference in this Prospectus.

                                                                             JUNE 30, 1996
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                            (IN THOUSANDS)
Debt, including current maturities..................................    $  1,178       $  1,178
Stockholders' equity:
  Common Stock, $0.33 1/3 par value; 80,000,000 shares authorized;
     56,647,653 shares issued and outstanding, 58,647,653 shares
     issued and outstanding, as adjusted(1).........................      18,883         19,550
  Additional paid-in capital........................................       6,433         52,536
  Retained earnings.................................................      81,871         81,871
  Unrealized losses on securities, net of taxes.....................      (1,046)        (1,046)
                                                                        --------       --------
     Total stockholders' equity, net................................     106,141        152,911
                                                                        --------       --------
     Total capitalization...........................................    $107,319       $154,089
                                                                        ========       ========

---------------

(1) Excludes an aggregate of 3,538,690 shares of Common Stock reserved for issuance upon the exercise of options outstanding as of September 23, 1996.


                            SELECTED FINANCIAL DATA

     The following consolidated selected statement of income and balance sheet data for each of the five years in the period ended December 31, 1995 have been derived from the Company's consolidated financial statements audited by Ernst &
Young LLP, independent auditors. The audited consolidated balance sheets at December 31, 1995 and 1994 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years ended December
31, 1995 and the related notes thereto are set forth in the Company's Annual
Report on Form 10-K and are incorporated by reference in this Prospectus. The statement of income and balance sheet data for the six months ended June 30, 1995 and 1996 were derived from the Company's unaudited condensed consolidated financial statements as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, which are incorporated by reference in this Prospectus, and, in the opinion of management of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of the periods. Results for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year. The following data should be read in conjunction with the Company's consolidated financial statements and the related notes thereto, which are incorporated by reference, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which appears elsewhere herein.

                                                                                              SIX MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,                       JUNE 30,
                                     ----------------------------------------------------    ------------------
                                     1991(1)    1992(1)     1993       1994        1995       1995       1996
                                     -------    -------    -------    -------    --------    -------    -------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenues..........................   $48,144    $65,562    $75,443    $96,213    $127,762    $55,825    $74,752
Cost of operations................    31,137     46,024     53,188     69,840      90,579     40,014     53,037
Selling, general and
  administrative..................     5,572      5,969      7,861      8,312      10,913      5,072      5,958
                                     -------    -------    -------    -------    --------    -------    -------
  Operating income................    11,435     13,569     14,394     18,061      26,270     10,739     15,757
Interest income, net..............       661        503        825      1,588       2,116        949      1,263
                                     -------    -------    -------    -------    --------    -------    -------
  Income before taxes and
    minority interest.............    12,096     14,072     15,219     19,649      28,386     11,688     17,020
Income taxes......................     4,717      5,011      5,357      6,979      10,146      4,191      6,089
                                     -------    -------    -------    -------    --------    -------    -------
  Income before minority
    interest......................     7,379      9,061      9,862     12,670      18,240      7,497     10,931
Minority interest.................      (106)       (87)         1         43          75         44         --
                                     -------    -------    -------    -------    --------    -------    -------
  Net income......................   $ 7,273    $ 8,974    $ 9,863    $12,713    $ 18,315    $ 7,540    $10,931
                                     =======    =======    =======    =======    ========    =======    =======
Net income per share(2)...........   $  0.13    $  0.16    $  0.18    $  0.23    $   0.32    $  0.13    $  0.19
                                     =======    =======    =======    =======    ========    =======    =======
Weighted average common and
  common equivalent shares
  outstanding(2)..................    54,996     55,169     55,676     55,898      57,858     57,163     58,988
                                     =======    =======    =======    =======    ========    =======    =======

                                                         DECEMBER 31,
                                     ----------------------------------------------------              JUNE 30,
                                     1991(1)    1992(1)     1993       1994        1995                  1996
                                     -------    -------    -------    -------    --------              --------
BALANCE SHEET DATA:
Working capital...................   $16,318    $26,240    $34,655    $41,520    $ 68,213              $ 77,863
Total assets......................    44,562     56,316     71,033     99,462     156,887               173,267
Long-term debt, less current
  maturities......................        55         --         --      1,371         978                   773
Total stockholders' equity........    26,289     39,573     50,251     61,935      89,545               106,141

---------------

(1) Fiscal year 1991 ended September 30, 1991. The last calendar quarter of 1991 is not included in either the 1991 or 1992 fiscal year information as set forth above.

(2) Earnings per share and related share data have been restated to reflect all stock splits and stock dividends effected to date.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company provides electronic transaction authorization, processing, settlement and funds transfer services for a variety of customized customer applications in selected markets, including supermarket chains, grocery stores, convenience store merchants and other retailers and the trucking industry. The Company's annual revenues and net income have grown from $48.1 million and $7.3 million, respectively, in 1991 to $127.8 million and $18.3 million in 1995. Revenue growth has been achieved primarily through (i) increased transaction processing on behalf of existing customers, (ii) the addition of new and ancillary services to the Company's merchant customer base, such as check verification, debit card processing and EBT, and (iii) the addition of new customers in existing service areas, primarily through marketing of the Company's services to merchants and, more recently, through acquisition of selected merchant portfolios from other processing service providers. Management believes the acquisition of new merchant accounts, favorable customer retention rates, the increasing use and acceptance of credit and debit cards and the specialized services the Company offers to the trucking industry provide the Company with a growing revenue base.

COMPONENTS OF REVENUES AND EXPENSES

     The Company derives revenues from (i) fees charged to merchants for processing credit and debit card and EBT transactions and for providing check verification services; (ii) the lease and sale of point-of-sale ("POS") equipment to retail merchants; (iii) transaction fees for use of the Company's private label fuel card and other service fees derived from the Company's services to the trucking industry; and (iv) transaction fees and, more recently, surcharges assessed for use of the Company's ATM machines.

     Revenues from credit card services have historically constituted a significant portion of the Company's total revenues. Such revenues consist primarily of "discount fees" charged to merchants, which fees are a percentage of the dollar amount of each credit card transaction processed by the Company. The discount fee is negotiated with each merchant and typically constitutes a bundled rate for the transaction authorization, processing, settlement and funds transfer services provided by the Company. These revenues and fees from other transactions are recognized at the time the merchants' transactions are processed. Revenues related to the direct sale of POS equipment are recognized when the equipment is shipped.


     The following table is a listing of revenues by service type for the periods listed:
                                                                                SIX MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,              JUNE 30,
                                          --------------------------------     -------------------
                                           1993        1994         1995        1995        1996
                                          -------     -------     --------     -------     -------
                                                               (IN THOUSANDS)
Card Services.........................    $47,482     $66,959     $ 92,223     $41,454     $57,735
Trucking Services.....................     12,022      12,853       16,687       7,380      10,762
Check Verification Services...........      9,279       9,954       12,168       4,359       3,667
Equipment Sales and Other.............      6,660       6,447        6,684       2,632       2,588
                                          -------     -------     --------     -------     -------
                                          $75,443     $96,213     $127,762     $55,825     $74,752
                                          =======     =======     ========     =======     =======

     Cost of operations includes all costs directly attributable to the Company's provision of services to its merchant and trucking industry customers. The most significant component of cost of operations includes interchange and assessment fees, which are amounts charged by the credit card associations for clearing services, advertising and other expenses. Interchange and assessment fees are billed primarily as a percent of dollar volume processed and, to a lesser extent, as a per-transaction fee. Cost of operations also includes the cost of equipment leased and sold and other miscellaneous merchant supplies and services expenses.

     The Company's selling, general and administrative expenses include salaries and wages, telephone costs, provisions for chargebacks, merchant fraud, bad debts, and other general administrative expenses.

MARKETING DEVELOPMENTS

     The Company has historically generated growth of its merchant customer base through marketing by highly skilled senior managers, commissioned telemarketers and outside sales representatives. To meet its growth objectives, the Company has substantially reorganized its marketing activities since the beginning of 1996. The Company has increased the size of its marketing staff that is focused on growth opportunities in large and middle market store chains and other multiple store customers. Beginning July 1, 1996, the Company reduced the portion of its in-house telemarketing staff focused upon telemarketing to smaller potential merchant customers, and entered into arrangements with independent sales organizations ("ISOs") to outsource a portion of such telemarketing activity and purchase new accounts from such ISOs. The expenses and commissions related to such telemarketing and sales activity historically have been currently expensed in the periods in which incurred. The acquisition cost relating to merchant contracts and portfolios purchased from ISOs will be capitalized and amortized over the estimated useful life of the merchant contracts, which the Company presently estimates to be five years, in order to match acquisition costs against future revenues.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated information derived from the consolidated statements of income of the Company, expressed as a percentage of net sales for such period, and the percentage change in such items compared to the amount for the prior year period.


                                                       PERCENTAGE OF REVENUES                   PERCENTAGE INCREASE
                                             ------------------------------------------    ------------------------------
                                                   YEARS ENDED            SIX MONTHS                     SIX MONTHS ENDED
                                                  DECEMBER 31,          ENDED JUNE 30,     1994   1995    JUNE 30, 1996
                                             -----------------------    ---------------    OVER   OVER         OVER
                                             1993     1994     1995     1995      1996     1993   1994    JUNE 30, 1995
                                             -----    -----    -----    -----     -----    ---    ---    ----------------
Revenues..................................   100.0%   100.0%   100.0%   100.0%    100.0%   27.5%  32.8%        33.9%
Cost of operations........................    70.5     72.6     70.9     71.7      7l.0    31.3   29.7         32.5
Selling, general & administrative.........    10.4      8.6      8.6      9.1       8.0    5.7    31.3         17.5
                                             -----    -----    -----    -----     -----
  Operating income........................    19.1     18.8     20.5     19.2      21.0    25.5   45.5         46.7
Interest income, net......................     1.1      1.7      1.7      1.7       1.7    92.5   33.2         33.2
                                             -----    -----    -----    -----     -----
  Income before taxes and minority
    interest..............................    20.2     20.5     22.2     20.9      22.7    29.1   44.5         45.6
Income taxes..............................     7.1      7.3      7.9      7.5       8.1    30.3   45.4         45.3
                                             -----    -----    -----    -----     -----
  Income before minority interest.........    13.1     13.2     14.3     13.4      14.6    28.5   44.0         45.8
Minority interest.........................     0.0      0.0      0.0      0.1       0.0    N/A*   N/A*          N/A*
                                             -----    -----    -----    -----     -----
  Net income..............................    13.1%    13.2%    14.3%    13.5%     14.6%   28.9%  44.1%        45.0%
                                             =====    =====    =====    =====     =====

---------------

* As the percentage of revenue relating to minority interest rounds to 0.1% or less, the percentage increase is not meaningful for comparative purposes.

SIX MONTHS ENDED JUNE 30, 1996 AND 1995

     Revenue and net income for the six months ended June 30, 1996 increased 34% and 45%, respectively, compared to revenue and net income in the same period of the prior year. The increase in total revenue for the six months ended June 30, 1996 was attributable to the addition of new customers and additional volume from existing customers in card services and trucking services. These increases were partially offset by reduced revenue from check verification services in the period. The Company owns and operates over 350 ATMs at major truck stops across the country. ATM surcharge revenue, which began in the second quarter of 1996, accounted for approximately 30% of the increase in trucking services revenue for the six month period of 1996.

     Net income as a percentage of revenue increased from 13.5% for the six months ended June 30, 1995 to 14.6% for the six months ended June 30, 1996. Approximately three quarters of this increase was due to card services revenue growth coupled with slower increases in operational costs and selling, general and administra-tive expenses. The remaining one quarter of the increase was attributable to net margin on ATM surcharge revenue.

YEARS ENDED DECEMBER 31, 1995 AND 1994

     Net income increased by 44% in 1995 over net income in 1994 due to increased revenues in all three of the Company's core businesses and decreases in telephone and maintenance operating costs. Revenues from card services increased 38% as a result of the addition of grocery and retail merchants and volume increases in credit and debit card usage. Continued marketing efforts combined with merchant association endorsements were responsible for the new customers. Trucking services revenues rose 30% due to the growth in ATM revenues and increases in the number of trucking customers. Revenues from check verification services rose 22% on the addition of new merchants utilizing such services.

     Net income as a percentage of revenue increased in 1995 to 14.3% from 13.2% in 1994 as operational costs grew at a slower rate than transaction revenue. Savings of approximately $2.3 million in telephone and maintenance expenses were recognized in 1995.

     Selling, general and administrative expenses in the year ended December 31, 1994 were significantly affected by costs associated with the Company's antitrust lawsuit against Deluxe Data Systems, Inc. ("Deluxe"). The lawsuit, initiated in January 1993, alleged that Deluxe was monopolizing electronic benefits transfer business in the state of Maryland. The dispute with Deluxe was settled in July 1995, and the terms of the settlement had no material financial statement impact in the fiscal year 1995.

YEARS ENDED DECEMBER 31, 1994 AND 1993

     Net income increased by 29% in 1994 over net income in 1993 due to increased revenues in card services, trucking services and check verification services. Card services revenues increased 41%, while trucking services and check services revenues increased 7%. The increase in these revenues was due to additional volume from existing customers and the addition of new customers. Continuing marketing efforts were responsible for the new customers.

     Profit margins remained consistent with the prior year as incremental operational costs related to service volume growth and new services were offset by increased interest income.

SELECTED QUARTERLY OPERATING RESULTS; SEASONALITY

     The following table sets forth certain unaudited financial data for each of the Company's ten most recent financial quarters. This data has been derived from unaudited financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information when read in conjunction with the financial statements and related notes included elsewhere, or incorporated by reference, in this Prospectus. The operating results for any 1996 quarter are not necessarily indicative of results for any future period.


                               1994 QUARTERS ENDED                          1995 QUARTERS ENDED               1996 QUARTERS ENDED
                    ------------------------------------------   ------------------------------------------   -------------------
                    MAR. 31,   JUN. 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUN. 30,
                      1994       1994       1994        1994       1995       1995       1995        1995       1996       1996
                    --------   --------   ---------   --------   --------   --------   ---------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..........  $19,639    $22,126     $25,195    $29,253    $25,928     $29,897    $33,945    $37,992    $33,895    $40,857
Operating
  income..........    3,442      3,981       4,626      6,012      4,920       5,819      6,955      8,575      6,627      9,130
Net income........  $ 2,435    $ 2,833     $ 3,289    $ 4,156    $ 3,459     $ 4,081    $ 4,840    $ 5,935    $ 4,659    $ 6,271
Net income per
  share...........  $  0.05    $  0.05     $  0.06    $  0.07    $  0.06     $  0.07    $  0.08    $  0.10    $  0.08    $  0.11

     The Company's operations are subject to seasonal variation relating to the greater volume of transactions in the supermarket, grocery store and other retailer markets served by the Company in the last quarter of the calendar year in which the major consumer purchase holidays fall. In fiscal 1995, 29.7% of the Company's total annual revenues were realized in the fourth quarter.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has generated significant cash from operating activities. During the years ended December 31, 1995, 1994 and 1993, operating activities generated cash of $28.3, $19.9 and $12.6 million, respectively. During fiscal 1995, the Company invested $10.4 million in securities, net, and $8.1 million in capital expenditures. In the six months ended June 30, 1996, operating activities generated cash of $10.4 million, and the Company invested $7.9 million in securities, net, and $8.7 million in capital expenditures. Capital expenditures were primarily for new computer equipment and cash dispensing machines (ATMs). The Company funded these purchases from cash generated from operations.

     Significant changes in accounts receivable and accounts payable result from the day of the week on which the calendar year-end falls combined with the increase in settlement volume from one year to the next.

     Stock issued upon exercises of options under the Company's incentive stock option plan generated $4.1 million in additional cash in 1995 and $1.6 million in additional cash in the first six months of 1996. In connection with such option exercises, the Company also realized a tax benefit of $4.1 million in the 1995 fiscal year and realized a tax benefit of $1.7 million in the first six months of 1996.

     At June 30, 1996, the Company had unused unsecured lines of credit of $10 million with financial institutions and held securities with a market value of approximately $28.6 million. Such securities are available for operating needs or as collateral to obtain short-term financing if needed.

     The Company expects to fund continued growth for the foreseeable future from the proceeds of this offering, currently available resources and future earnings.

     EFS National Bank, a national bank and wholly-owned subsidiary of the Company, is currently in compliance with all prescribed governmental capital requirements. However, due to the expected growth of the volume of credit card processing, EFS National Bank will need additional equity capital in order to remain in compliance with the guidelines of certain credit card associations. The association guidelines for VISA, which are the most restrictive association guidelines with respect to recommended minimum equity capital, specify that the equity capital of a processing organization should equal or exceed the average weekly transaction processing volume over the most recent thirteen weeks. At June 30, 1996, EFS National Bank had equity capital of $66.5 million and was in compliance with the VISA guidelines. The additional capital contribution which the Company intends to make to EFS National Bank out of the net proceeds of the offering made hereby will allow for further growth in the processing volume without the need for additional capital contributions.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company adopted Statement No. 121 in the first quarter of 1996 and the effect of the adoption was not material.

     In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-based Compensation," which provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation issued to employees. For companies that continue to account for stock-based compensation arrangements under APB Opinion No. 25, as the Company expects to do, Statement No. 123 requires disclosure of the pro forma effect on net income and earnings per share of its fair value based accounting for those arrangements. The Company expects to comply with Statement No. 123 for the current fiscal year.

EFFECTS OF INFLATION

     Because of the liquidity of the Company's primarily monetary assets, they are not significantly affected by inflation. However, the rate of inflation affects the Company's expenses, such as those for employee compensation and communications.

                                    BUSINESS

     The Company provides electronic transaction authorization, processing, settlement and funds transfer services in selected markets. Concord's primary activity is card services, which involves the provision of integrated electronic transaction services for credit card, debit card and electronic benefits transfer ("EBT") card transactions to supermarket chains, grocery stores, convenience store merchants and other retailers. The Company believes it is one of the few fully integrated transaction processors, supplying electronic payment and verification terminals, ATMs, processing services, payment settlement, depository services and transaction data compilation. The Company is one of the few companies offering full credit and debit card processing on a nationwide basis.

     The Company also provides electronic payment and banking facilities to a large customer base in the trucking industry for use at major truck stop chains throughout the United States. In addition to maintaining a network of over 350 ATMs at truck stops nationwide, the Company provides fuel purchase cards, ATM bank cards and general banking services cards to truck drivers. The Company offers trucking companies payroll deposit and cash forwarding services, as well as real-time data compilation with respect to fuel volume usage, fuel expenditures, vehicle and driver tracking and truck routine maintenance schedules. In addition, the Company provides check verification services to grocery and other retail merchants. The Company's transaction payment and credit systems provide a recurring stream of revenue from transaction fees through a highly diversified and stable customer base.

INDUSTRY OVERVIEW

     The transaction processing industry makes possible on an electronic and virtually instantaneous basis transfer of funds, transaction payment processing, credit verification and transaction data compilation among POS terminals, ATMs, payroll depositors, customer deposit accounts, EBT providers and credit approval and verification databases. The processing industry has grown rapidly in recent years as a result of the following factors:

     Increased Use of Credit and Debit Cards. According to annual reports by the VISA and MasterCard associations, credit and debit card transactions are projected to increase in relation to cash and check transactions for the foreseeable future. Consumer usage of VISA and MasterCard cards for purchases and cash advances in the United States was $574.53 billion in 1995 compared to $463.51 billion in 1994, representing an increase of 24%, and U.S. consumer usage of the five major credit cards (VISA, MasterCard, American Express, Discover and Diners Club) increased to $745.55 billion in 1995 from $612.91 billion in 1994, an increase of 22% (The Nilson Report, April 1996). VISA and MasterCard charge volume is projected to exceed $950.0 billion by the year 2000 (The Nilson Report, January 1995). The Company believes that the increased use of credit and debit card payment has been especially evident in certain retail markets, such as grocery and convenience stores.

     Spread of EBT Programs. The utilization of electronic transfer and processing has recently expanded into public assistance programs. The Company believes public assistance payments account for approximately 10% of all grocery transactions in dollar volume. Accordingly, the increasing conversion of food stamp and other assistance vouchers to EBT programs is expected to increase substantially the use of electronic payment terminals in grocery stores and other small retail merchant locations. EBT programs have developed to provide public assistance benefits more efficiently and in a manner less susceptible to theft and fraud. The first EBT program was implemented in Maryland in 1991. The Company expects all food stamp programs in the United States to be converted to EBT over the next three to five years. To date, 13 states have initiated EBT programs.

     Growth of Trucking Transaction Processing. To minimize the need for truck drivers to carry cash, and to reduce the cost of purchasing fuel through use of cash rather than credit, the Company and other payment service providers in the early 1980s initiated special fuel card programs to cover fuel and other authorized expenditures at participating truck stops. More recently, fuel cards have been widely superseded by trucking company electronic payment cards, POS payment terminals at truck stops and, most recently, ATMs at major truck stops, to provide more rapid payment settlement for vendors to the trucking industry, more complete and current expenditure records for the trucking companies and payroll and cash distribution facilities for drivers on the road. In 1995 the total trucking card transaction volume in the United States processed by the seven major payment services providers to the trucking industry was $8.36 billion (The Nilson Report, February 1996).

     Increased Use of Check Verification. Traditional check verification programs involve check-cashing cards and a card holder database for a particular merchant or retail chain. Recently certain national check verification databases have been developed which allow a merchant to verify a tendered check with respect to the check writer's history with other merchants as well. Unlike check verification programs, check guarantee programs underwrite the credit risk of an accepted check, though at a higher cost (typically 2.5% to 4% of the face amount) compared to the service charge of pennies per check for verification alone. Recently the utilization of check verification services has demonstrated more rapid growth than the utilization of guarantee services: the dollar volume of checks verified by the twenty-two largest verification providers increased 16% from 1994 to 1995, while the dollar volume of checks guaranteed by the eighteen largest guarantee providers increased 4% (The Nilson Report, April
1996). Check verification programs are especially attractive to certain high-volume, low-margin retail businesses, such as grocery and convenience stores.

BUSINESS STRATEGY

     The Company's objective is to grow its funds transfer and payment transaction processing business, providing a fully integrated range of relevant transfer and processing services at competitive prices. The Company seeks to accomplish this objective by implementing the following strategies:

     Focus on Selected Markets. The Company has focused on specific markets that have been historically underserved by the processing industry: supermarket chains, grocery stores, convenience store merchants and other small retail stores and chains, and the trucking industry. Within these markets, the Company seeks to identify a diverse group of customers with low credit risk histories.

     Provide Low-Cost, Fully Integrated Services. The Company seeks to be a low cost, highly-reliable provider of electronic payment processing services by providing a fully integrated range of relevant services. To reduce overall cost, the Company engineers and provides its own equipment solutions, sells and leases POS equipment, authorizes its own transactions, captures all information on its own host computer, has direct links to all major credit and debit card associations and networks, and effects the settlement of payment transactions and the transfer of funds to the merchant. The Company established EFS National Bank in order to provide direct credit card association membership and debit network sponsorship, and to directly perform the settlement of transactions. In addition, by controlling each stage of the electronic payment transaction, the Company seeks to provide a higher quality of service, reducing the possibility of error. As a result, the Company believes that it has been able to establish one of the highest customer retention rates in the industry in the provision of such services.

     Offer Technological Versatility. The Company designs its programs to be compatible with a wide variety of communications protocols and a broad array of electronic processing equipment. The Company offers a wide range of communication mechanisms, depending upon the customer's location and specific needs. For larger retailers and merchant chains, speed, reliability and integration with other systems are crucial.

     Utilize Multiple Marketing Channels. To provide broader access to new merchant customers and portfolio acquisition opportunities nationwide at the most efficient cost, the Company has adopted a balanced marketing approach through the use of internal marketing specialists, independent sales representatives and a number of ISOs. Beginning in 1996, the Company has reorganized its marketing operations by adding marketing professionals focused upon multistore merchants in certain specialized markets, by reducing its in-house telemarketing staff, by outsourcing certain telemarketing operations, and by expanding its relationships with ISOs. The Company's relationships with trade associations and other electronic services providers have been important elements in the Company's marketing focus. The Company's largest trade association relationship is with the National Grocers Association, Inc., pursuant to which the Company is the preferred vendor for electronic payment services to grocers. The Company also has established relationships with a number of other industry associations.

PRINCIPAL SERVICES

     The Company operates in the transaction processing and payment services industry, providing targeted markets with a fully integrated range of services and products for credit card, debit card and EBT card transactions, trucking company services, check verification, data compilation and payment settlement.

CARD SERVICES

     Card services accounted for 77% of the Company's revenue in the first six months of 1996. The Company processes credit card transactions using VISA, MasterCard, Discover, American Express, Diners Club and JCB cards. The Company processes debit card transactions for banks issuing such cards, which permit direct payment debit from the POS terminal against the card holder's deposit account. In addition, in those states where EBT programs have been implemented, the Company similarly processes payments effected with EBT cards against funds made available by public assistance benefit programs through the primary EBT third-party providers.

     The bank card (e.g., VISA and MasterCard) transaction process begins when the consumer presents the card and the merchant "swipes" the card at the POS terminal and enters the transaction amount. The Company processes the data from the POS terminal through the relevant electronic communications network to the card issuer. The transaction is approved or rejected by the issuer bank, and the response is transmitted almost instantaneously back through the Company's processing systems to the POS terminal. The purchase transaction is then confirmed against the authorization data retained in the Company's system, whereupon the Company (through its subsidiary, EFS National Bank) settles the payment by crediting the merchant with the transaction amount less the agreed discount rate, and submits the transaction through the relevant network for crediting by the issuing bank to EFS National Bank of the transaction amount less the interchange and/or association fee. To complete the transaction, the issuing bank bills the consumer for the transaction amount.

     The authorization process is similar for other credit card (e.g., Discover and American Express), debit card (e.g., Explore and NYCE) and EBT transactions. In a credit card or EBT transaction, the credit card issuer or EBT primary provider effects the payment settlement by crediting the merchant's account with the issuer and credits the Company's account with the related processing service fee. In a debit card transaction, the transaction is initiated by the consumer's insertion of the personal identification number, and the transaction is settled by directly debiting the cardholder's account in the payment amount plus the surcharge (if any), crediting the merchant in the payment amount less the processing service charge, paying the network fee and crediting the Company in the amount of the processing service charge plus the surcharge (if applicable).

     The Company's principal business is the provision of electronic payment services to supermarket chains, grocery stores, convenience store merchants and other retailers. The Company has been selective in the merchants to which it has marketed its services and has historically chosen retailers whose businesses are less economically volatile and involve less risk of chargeback and merchant fraud. The Company will not, for instance, deal with merchants who book transactions for delivery at a later date, such as mail-order retailers and travel agents. No single customer of the Company accounts for a material portion of the Company's revenues.

TRUCKING SERVICES

     The Company's trucking services accounted for 14% of its revenue in the first six months of 1996. The Company provides a variety of flexible payment systems that enable truckers to use payment cards to purchase fuel and services and to obtain cash advances at more than 4,000 truck stops. Through its national bank subsidiary, EFS National Bank, the Company offers payroll and cash distribution programs to trucking companies and truck drivers. In connection with the issuance of ATM bank cards to truck drivers and payroll distribution programs, EFS National Bank opens individual payroll deposit accounts and/or full service checking accounts in the truck drivers' names. Payroll deposit accounts are special purpose accounts for deposit by the trucking company of payments for the drivers' accounts, with the drivers' benefits limited to the right of withdrawal. Under this program, the trucking company transmits payment instructions to EFS

National Bank, and the specified funds are made available to the designated drivers within minutes. A substantial number of truck drivers with payroll deposit accounts choose to open full-service checking accounts with EFS National Bank.

     The Company also provides trucking companies with private label fuel cards for use by their drivers. When such fuel cards are utilized, the Company gathers fuel purchase and other trucking data at the same time as it processes the payment transaction; the data gathered by the Company include truck vehicle and trailer identification numbers and odometer mileage, in addition to fuel volume and expenditure information. The data gathered from aggregate transactions of a trucking company provide current information with respect to fuel volume usage, fuel expenditures, vehicle and driver tracking and truck routine maintenance schedules. The trucking company customer has real-time direct access to the Company's database for the trucking company's drivers and operations.

     The Company has established over 350 ATMs at selected locations of major truck stop chains nationwide. As the Company and its competitors place ATM cards in truck drivers' hands, the Company's ATMs will be increasingly utilized, and the Company will receive fees both from the use of its own ATM cards and those of its competitors. The Company is a member of all major ATM networks, including Cirrus and Plus.

CHECK VERIFICATION SERVICES

     The Company provides check verification programs, which may be customized to a particular merchant's needs or to a particular market. The Company's check payment verification services accounted for approximately 5% of its revenue in the first six months of 1996.

     The traditional check verification program, which is customized to the specific merchant or merchant chain, consists of a positive and negative file based upon the check writing history for the checking account party with the specific merchant or merchant chain. Under the program's negative file, if a customer tenders a check at any one store of a merchant chain that is returned for insufficient funds, any additional checks tendered by such customer will be rejected at all stores of the merchant chain. Under the positive file, if a customer cashes a check at any one store in a chain, the amount of that check reduces for the specified time period that customer's check-cashing limit for further check presentation at any other store of the chain.

     Beginning in the fall of 1995, the Company began to offer a new check verification program for electronic comparison of a tendered check against a nationwide multi-merchant database which aggregates the bad check experiences of all participating merchants. The Company has entered into arrangements with two providers of such nationwide check history databases. For check verification utilizing a nationwide database, the merchant "swipes" the magnetic ink bank and account identification ("MICR") line of the check using an electronic check reader, and the check account number is immediately compared against the nationwide database, which will not verify the tendered check while a previous bad check on such account remains outstanding against any other merchant using the database. The Company is able to customize a particular merchant's use of the nationwide database to include checking against various identification references in addition to the check MICR, such as the driver's license number and social security number of the purchaser. Currently, the Company's fees deriving from check verification utilizing the nationwide databases represent an insignificant portion of total check verification revenues; however, the Company believes merchant use of the nationwide verification databases will increase as their benefits become more widely known.

     Check verification programs provide more limited payment assurance than check guarantee programs but at a substantially lower cost. Typically only approximately 1% of checks tendered to merchants are rejected for insufficient funds or other reasons. Guarantee charges typically range from 2.5% to 4% of the face value of a check, while check verification charges amount to only pennies per check. In addition, electronic check verification is virtually instantaneous, while obtaining the payment benefit under a check guarantee for a rejected check involves substantial delay and additional merchant effort. The Company believes that its check verification services represent a valuable add-on product which enhances the card processing and settlement services offered by the Company to supermarket chains, grocery stores, convenience store merchants and other retailers, and are of particular value in comparison to check guarantee programs to high-volume, low-margin retailers.

NEW INITIATIVES

     Concord's relationship with supermarket chains, grocery stores, convenience store merchants, other retailers and truck stop chains has provided the opportunity to place ATMs in underserved locations where convenient access to cash withdrawal is needed. On April l, 1996, the national ATM networks, Cirrus and Plus, lifted their prohibition of surcharges on ATM transactions nationwide. This change allows the Company, as ATM owner, to charge a fee (typically $1.00 per transaction) to the customer utilizing the ATM.

     On May 2, 1996, the Company announced the execution of a processing agreement with Comdata Network, Inc., a wholly owned subsidiary of Ceridian Corporation and a leading payment services provider to the trucking and gaming industries. Under the agreement, the Company will process Comdata's credit card transactions and POS debit transactions originating principally in the gaming industry, including casinos, cruise ships, hotels, restaurants and similar entertainment and recreational locations, and Comdata will market the Company's processing services to its gaming operations. The Comdata agreement is for a term of three years. Due to the time expected to be required to complete the roll-out of services under the Comdata contract, the Company does not expect to realize significant revenues from the contract until the second quarter of 1997. The contract should extend to April 1, 2000.

EQUIPMENT AND TECHNOLOGY

     The Company often provides to its processing customers, on either a sale or rental basis, POS electronic payment terminals and related equipment, and the Company services or replaces equipment that it sells or leases. Large retail merchant customers typically purchase POS terminals and related equipment, while small retail merchants usually rent requisite equipment on a month-to-month or longer term basis. Through its subsidiary, Concord Equipment Sales, Inc., the Company maintains an inventory of POS electronic payment equipment for ready availability to processing customers. To provide processing services for a wide variety of customers' needs and preferences, the Company has adapted its processing programs to, and will sell or rent to the customer, a wide variety of electronic payment equipment manufactured by a number of the major manufacturers.

     In addition, the Company adapts its services and the POS equipment manufactured by others to the specific communication protocols and data collection requirements of its customers. The Company's technicians design customized software packages to adapt POS equipment to particular retail merchants' specifications. Although the Company does not manufacture POS equipment, its technicians can custom design hardware for manufacture by other parties necessary to meet customer needs.

MARKETING

     The Company markets its services and products on a nationwide basis directly and through ISOs and independent sales representatives to supermarket chains, grocery stores, convenience store merchants and other retailers, electronic funds transfer networks, financial institutions and trucking companies. Historically, the Company has grown its merchant customer base primarily through its in-house telemarketing and sales force working with independent contractor sales representatives nationwide. During 1996, the Company has reorganized its sales and marketing activities relating to its card services business by adding marketing professionals focused upon multistore merchants in certain specialized markets, by reducing the Company's in-house telemarketing staff, by outsourcing a portion of its telemarketing activities to independent sales organizations, and by expanding its relationships with ISOs nationwide. The Company's strategy is to increase its in-house marketing expertise in certain specialized market areas and broaden its access to growth opportunities nationwide by utilizing the broader market penetration of ISOs. The Company believes that the most promising growth opportunities currently exist in certain small retail merchant chains in specialized markets, and in the acquisition of merchant processing portfolios developed by smaller processing services providers. See "Risk Factors -- Risks of Sustaining Current Growth Rate," "Management's Discussion and

Analysis of Financial Condition and Results of Operations -- Marketing" and "Business -- Business Strategy."

     The Company has had success historically in marketing through key trade association relationships, such as its relationship with the NGA, as the recommended provider of electronic services to grocers, and through agreements with other payment services providers. Management is committed to the cultivation of such trade association relationships and the development of arrangements with other service providers.

     As an integrated services provider, the Company has natural cross-selling marketing opportunities. When the Company established itself with the major truck stop chains as an authorized issuer of payment cards and processor of card transactions, the Company gained a substantial advantage in selling its card payment systems to trucking companies. The Company's established relationships with the truck stop owners also afforded an opportunity to sell the placement of ATMs at truck stops, which in turn provided a further advantage in selling the Company's integrated processing and banking services to trucking companies and truck drivers. The Company's established presence in grocery stores, grocery chains, convenience stores and other small and mid-size retailers gives it an advantage in establishing relationships with EBT providers, whose benefits are utilized largely at such retail locations.

     The Company's sales offices are located in suburbs of Memphis, Tennessee and Chicago, Illinois. The Company's executive officers actively participate in the Company's marketing efforts.

COMPETITION

     The markets for electronic payment processing, credit and debit card payment settlement, check authorization programs, fuel card and cash forwarding services, and ATM services are all highly competitive. The Company's principal competitors include major national and regional banks, local processing banks, non-bank processors and other independent service organizations, many of which have substantially greater capital, management, marketing and technological resources than those of the Company. The three largest credit and debit card processors accounted for 49.5% of the total credit and debit card sales volume in 1995 (The Nilson Report, April 1996). A single competitor accounted for 58.6% of the total dollar volume of payment transaction processing for the trucking industry in 1995 (The Nilson Report, February 1996). A single competitor accounted for 66.6% of the total dollar volume of check verifications in the United States in 1995 (The Nilson Report, April 1996). There can be no assurance that the Company will continue to be able to compete successfully with such competitors. In addition, the competitive pricing pressures that would result from any increase in competition could adversely affect the Company's margins and may have a material adverse effect on the Company's financial condition and results of operations.

     The Company competes in its markets in terms of price, quality, speed and flexibility in customizing systems to meet the particular needs of customers. The Company believes that it is one of the few fully integrated suppliers of a broad range of hardware and processing, banking and data compilation services for use in transactions at retail locations.

     The Company also competes with other electronic payment processing organizations for growth opportunities. The recent consolidation in banking in the United States has resulted in fewer opportunities for merchant portfolio acquisitions, as many small banks have been acquired by large banks, some of which are competitors with the Company in the provision of processing services.

REGULATION OF FINANCIAL SERVICES

     The Company and its subsidiaries are subject to a number of federal and state laws. As a bank holding company, the Company is subject to regulation under the Bank Holding Company Act (the "BHC Act"), which is administered by the Board of Governors of the Federal Reserve. Under the BHC Act, the Company is generally prohibited from directly engaging in any activities other than banking, managing or controlling banks, and bank-related activities. The BHC Act prohibits a bank holding company, with certain exceptions, from acquiring, directly or indirectly, ownership or control of 5% or more of the voting shares of any company which is not a bank or bank holding company. The primary exception to this prohibition involves activities which the Federal Reserve determines are closely related to banking. A bank is also generally prohibited from engaging in certain tie-in arrangements with its bank holding company or affiliates with respect to the lease or sale of property, the furnishing of services, or the extension of credit. The BHC Act contains certain restrictions concerning future mergers with other bank holding companies and banks.

     Under the BHC Act, a bank holding company is required to file with the Federal Reserve annual and quarterly reports and such additional information as the Federal Reserve may from time to time require. The Federal Reserve may examine the Company's and each of its subsidiary's records, including a review of capital adequacy in relation to guidelines established by the Federal Reserve. If the level of capital is deemed to be inadequate, the Federal Reserve may restrict the future expansion and operations of the Company. The Federal Reserve possesses cease and desist powers over a bank holding company if its actions or actions of any of its subsidiaries represent unsafe or unsound practices or violations of law.

     Transactions among the Company and its affiliates are also regulated by federal law, including the amount of a banking affiliate's loan to, or investments in, non-bank affiliates and the amount of advances to third parties collateralized by securities of an affiliate. In addition, various requirements and restrictions under federal and state laws regulate the operations of the Company's banking affiliates, requiring the maintenance of reserves against deposits, limiting the nature of loans and the interest that may be charged thereon, restricting investments and other activities. The Company's banking affiliates are also limited in the amount of dividends that they may declare. Prior regulatory approval must be obtained before declaring any dividends if the amount of capital, surplus and retained earnings is below certain statutory minimums.

     As a national bank established under the National Bank Act, EFS National Bank operates under the rules and regulations of the Comptroller of the Currency and is also a member of the Federal Reserve System, subject to provisions of the Federal Reserve Act. The Federal Deposit Insurance Corporation insures the domestic deposits of all subject banks, including EFS National Bank. Periodic audits and regularly scheduled reports of financial information are required by the various regulatory agencies with jurisdiction over the Company, EFS National Bank and their affiliates. Federal laws also regulate certain transactions among EFS National Bank and its affiliates, including the Company.

     The Company's electronic funds transfer services sold to financial institutions are regulated by certain state and federal banking laws. Material changes in federal or state regulation could increase the cost to the company providing electronic funds transfer services, change the competitive environment or otherwise adversely affect the Company.

     In addition to regulation by federal and state laws and governmental agencies, the Company is subject to the rules and regulations of the various credit card and debit card associations and networks, including requirements for equity capital commensurate with processing transaction dollar volume.

MANAGERS AND EMPLOYEES

     In recent years, the Company has pursued a strategy of adding key managers and diversifying managerial responsibility for areas of the Company's operations, in order to provide the requisite managerial depth and experience to support the Company's growth. While the Company needs to continue to attract and retain key personnel, the Company believes that it is well positioned for its current operations and growth, as well as for adjustment to the loss of any particular key persons.

     As of August 31, 1996, the Company employed 445 individuals on a full and part-time basis, including 49 data processing and technical employees, 315 employees in operations and 81 employees in sales and administration. Many of the Company's employees are highly skilled, and the Company believes its future success will depend in large part on its ability to attract and retain such employees. The Company does not have employment contracts with any of its executives or other personnel. None of the Company's employees is covered by collective bargaining agreements. The Company considers relations with its employees to be excellent, and the Company believes that it has been highly successful in attracting experienced and capable personnel. However, there can be no assurance that the Company will continue to do so.

FACILITIES


     The following table sets forth certain information concerning the principal facilities of the Company, all of which are leased:
                             APPROXIMATE
                               AREA IN                                                 LEASE
LOCATION                     SQUARE FEET               PRIMARY USES                 EXPIRATION
--------                     -----------               ------------              ---------------
Memphis, TN..............       43,375       Corporate Offices & EFS National     July 31, 2000
                                             Bank Operations

Elk Grove, IL............       20,330       Data Processing, Field Service       month-to-month
                                             and Customer Service Operations

Aurora, CO...............        3,072       Field Service                        month-to-month

West Chester, PA.........        1,300       Field Service                        May 31, 1997

     The Company believes all facilities are adequate for its purposes.

LEGAL PROCEEDINGS

     The Company is a party to various routine lawsuits arising out of the conduct of its business, none of which, either individually or in the aggregate, are expected to have a material adverse effect upon the Company's operations, financial condition or prospects.

                                   MANAGEMENT

DIRECTORS, OFFICERS AND KEY MANAGERS

     The directors, officers and key managers of the Company are as follows:

                 NAME                    AGE                        POSITION
                 ----                    ---                        --------
Dan M. Palmer..........................  53      Chairman of the Board of Directors of the
                                                   Company, and Chief Executive Officer of the
                                                   Company and EFS National Bank

Edward A. Labry III....................  33      President of the Company and
                                                   of EFS National Bank, and Director

William E. Lucado......................  55      Senior Vice President of the Company and
                                                   EFS National Bank

Thomas J. Dowling......................  30      Vice President and Controller of the Company
                                                   and EFS National Bank

Richard M. Harter(1)...................  60      Secretary and Director

Joyce Kelso............................  55      Director

Jerry D. Mooney(1)(2)..................  43      Director

David C. Anderson(1)(2)................  54      Director

J. Richard Buchignani(1)...............  47      Director

Paul L. Whittington(1)(2)..............  60      Director

---------------
(1) Member of the Board's Audit Committee.

(2) Member of the Board's Compensation Committee.

     The members of the Board of Directors are elected by the stockholders each year at the annual meeting of stockholders. Executive officers of the Company are elected by the Board of Directors on an annual basis and serve at the discretion of the Board of Directors. There are no family relationships among directors or executive officers of the Company.

     DAN M. PALMER became Chairman of the Board of Directors in February 1991. Mr. Palmer has been Chief Executive Officer of the Company since August 1989, and a Director of the Company since May 1987. Mr. Palmer has been the Chief Executive Officer of EFS National Bank and its predecessor since 1985. He joined Union Planters National Bank in June 1982 and founded its electronic fleet services division. He became President and Chief Executive Officer of EFS, Inc. when the operations of the EFS division were acquired by the Company in March 1985.

     EDWARD A. LABRY III joined the Company in 1984. He was made Director of Marketing of EFS, Inc. in March 1987 and Vice President of Sales in February 1988. In August 1990, he was elected Chief Marketing Officer of the Company. He was elected Senior Vice President of the Company in February 1991, President of the Company in October 1994, and President of EFS National Bank in December 1994.

     WILLIAM E. LUCADO joined the Company in 1991 as a Vice President. He was named Senior Vice President, Compliance Officer for EFS National Bank in 1992, and in 1994 he was also elected Senior Vice President of the Company. In 1995, he was elected a Senior Vice President, Corporate Secretary, and Director of EFS National Bank, Concord Computing Corporation, and Concord Equipment Sales, Inc. In 1996, he was elected Assistant Secretary of the Company. Prior to joining the Company, Mr. Lucado had been President of a management consulting firm which served the banking industry. Mr. Lucado is responsible for compliance, risk management and investments for the Company and its subsidiaries.

     THOMAS J. DOWLING joined the Company in May 1992 as Assistant Controller. Mr. Dowling has been Vice President and Controller of the Company since September 1995. Prior to May 1992, he was a senior audit accountant and CPA at Ernst & Young LLP.

     RICHARD M. HARTER has been the Company's Secretary and a Director since the formation of the Company in 1970. He is a partner of Bingham, Dana & Gould LLP, legal counsel to the Company.

     JOYCE KELSO has been a Director of the Company since May 1991, and was Senior Vice President of the Company prior to her retirement on January 1, 1995. She had previously served as Vice President in charge of Customer Service of EFS National Bank and its predecessor since EFS, Inc. began operations, and in August 1990, she was elected Senior Vice President of the Company. Since her retirement, Mrs. Kelso has served as a consultant to the Company.

     JERRY D. MOONEY has been a Director of the Company since August 1992. He was the founder, President and Chief Executive Officer of ServiceMaster Diversified Health Services, Inc. (formerly VHA Long Term Care) from 1981 through 1995 and now serves as President of Healthcare New Business Initiatives for ServiceMaster.

     DAVID C. ANDERSON has been a Director of the Company since August 1992. He retired as Executive Vice President and Chief Financial Officer of Burlington Northern, Inc. in Fort Worth, Texas, in October 1995. Prior to his association with Burlington Northern, Mr. Anderson served as Senior Vice President and Chief Financial Officer of Federal Express Corporation.

     J. RICHARD BUCHIGNANI has been a Director of the Company since August 1992. He is a partner in the Memphis office of the law firm of Wyatt, Tarrant and Combs, legal counsel to EFS National Bank.

     PAUL L. WHITTINGTON has been a Director of the Company since May 1993. He was Managing Partner of the Memphis, Tennessee and Jackson, Mississippi offices of Ernst & Young LLP from 1988 until his retirement in 1991.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company and the Underwriters, to purchase from the Company, and the Company has agreed to sell to the Underwriters, the respective number of shares of Common Stock (excluding the over-allotment option) set forth opposite each Underwriter's name:

                                                                      NUMBER OF
                                 UNDERWRITERS                           SHARES
                                 ------------                         ---------
            William Blair & Company, L.L.C........................
            Montgomery Securities.................................
            Morgan Keegan & Company, Inc..........................
            Adams, Harkness & Hill, Inc...........................
                                                                      ---------
                      Total.......................................    2,000,000
                                                                      =========

     The nature of the Underwriter's obligations under the Underwriting Agreement is such that all shares of the Common Stock offered hereby, excluding shares covered by the over-allotment option granted to the Underwriters, must be purchased if any are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters pertaining to the Underwriting Agreement may be increased or such Underwriting Agreement may be terminated.

     The Underwriters have advised the Company that the Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to select dealers at such price
less a concession of not more than $          per share. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain other dealers. After the public offering contemplated hereby, the public offering and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 300,000 shares of Common Stock to cover over-allotments, at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any such additional shares pursuant to this option, each Underwriter will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of shares of Common Stock offered hereby.

     The Company, its Chief Executive Officer and its President have each agreed not to offer, sell or otherwise dispose of any Common Stock or any securities convertible into Common Stock or register for sale under the Securities Act any Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of the Underwriters.

     The rules of the Commission generally prohibit the Underwriters and other members of the selling group, if any, from making a market in the Common Stock during a "cooling-off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. The rules permit an Underwriter or other members of the selling group, if any, to continue to make a market in the Common Stock subject to the condition, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group, if any, may engage in passive market making in the Common Stock during the cooling-off period.

     The Company has agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Certain principals of William Blair & Company, L.L.C., one of the Underwriters, beneficially own an aggregate of 3,541,698 shares of Common Stock, which will represent 6.0% of the outstanding Common Stock of the Company upon the closing of this offering. In addition, certain mutual funds affiliated with, and certain discretionary accounts advised by, William Blair & Company, L.L.C. beneficially own shares of the Company's Common Stock. Accordingly, this offering is being made in conformity with certain applicable provisions of Schedule E to the Bylaws of the National Association of Securities Dealers, Inc.

                             CERTAIN LEGAL MATTERS

     The validity of the Common Stock to be issued in the offering is being passed upon for the Company by Bingham, Dana & Gould LLP, 150 Federal Street, Boston, Massachusetts. Certain legal matters relating to the offering will be passed upon for the Underwriters by Gardner, Carton & Douglas, 321 North Clark Street, Chicago, Illinois. Richard M. Harter, a partner of Bingham, Dana & Gould LLP, holds 61,437 shares of the Common Stock and is the Secretary and a Director of the Company. At September 27, 1996, a profit sharing and retirement savings plan established for the benefit of partners and employees of Gardner, Carton & Douglas beneficially held 30,000 shares of the Company's Common Stock.

                                    EXPERTS

     The consolidated financial statements of Concord EFS, Inc. as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein, incorporated herein by reference, and are included in reliance upon such report, given upon the authority of such firm as experts in auditing and accounting.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There are incorporated herein by reference the following documents or portions of documents filed by the Company with the Commission: (1) the Company's Annual Report for the year ended December 31, 1995; (2) the Company's Annual Report on Form 10-K for the year ended December 31, 1995; (3) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 and June 30, 1996; (4) the Company's Proxy Statement dated March 29, 1996; and
(5) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A under the Exchange Act filed on September 4, 1985, together with any and all amendments and reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document or portion thereof which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the information that has been incorporated by reference herein (other than exhibits to the information unless such exhibits are incorporated by reference into the information that the Prospectus incorporates). Such written requests should be addressed to Concord EFS, Inc., Attention: Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, Tennessee 38133. Telephone requests may be directed to Investor Relations at (901) 371-8000.

================================================================================

NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST
NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ---------------------




             TABLE OF CONTENTS
                                           PAGE
                                           ----
Available Information..................      2
Prospectus Summary.....................      3
Risk Factors...........................      6
Use of Proceeds........................     10
Price Range of Common Stock............     10
Dividend Policy........................     11
Capitalization.........................     11
Selected Financial Data................     12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations........................     13
Business...............................     17
Management.............................     25
Underwriting...........................     27
Certain Legal Matters..................     28
Experts................................     28
Incorporation of Certain Documents
  by Reference.........................     28

================================================================================


                               2,000,000 SHARES



                              [CONCORD EFS LOGO]


                                 COMMON STOCK


                            ---------------------

                                  PROSPECTUS


                                          , 1996

                            ---------------------




                           WILLIAM BLAIR & COMPANY

                            MONTGOMERY SECURITIES

                               MORGAN KEEGAN &
                                COMPANY, INC.

                         ADAMS, HARKNESS & HILL, INC.

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, are:

            SEC Registration Fee....................................    $ 19,530
            NASD Fee................................................       6,250
            Nasdaq National Market Fees.............................      17,500
            Transfer Agent and Registrar Fees and Expenses..........       5,000*
            Printing and Engraving Expenses.........................      60,000*
            Legal Fees and Expenses.................................     190,000*
            Blue Sky Fees and Expenses..............................      10,000*
            Accounting Fees and Expenses............................      40,000*
            Miscellaneous...........................................       6,720*
                                                                        --------
            Total...................................................    $355,000
                                                                        ========

---------------
* Estimates

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify its officers and directors and certain other persons to the extent and under the circumstances set forth therein.

     Article Seventh of the Registrant's Restated Certificate of Incorporation provides that no director of the Registrant shall be liable for monetary damages for breach of fiduciary duty, with certain exceptions. Article VII of the By-Laws of the Registrant provides for advancement of expenses and indemnification of officers and directors of the Registrant and certain other persons against liabilities and expenses incurred by any of them to the fullest extent permitted by the DGCL. In addition, certain of the directors and officers of the Registrant may be entitled to indemnification and advancement of expenses under the charter documents and by-laws of the Registrant's subsidiaries, EFS National Bank, Concord Computing Corporation, Concord Equipment Sales, Inc., and Network EFT, Inc.

     The Registrant maintains insurance for the benefit of its directors and officers insuring such persons against certain liabilities, including liabilities under the securities laws, which might be incurred in connection with the performance of their duties.

     Section 10 of the Underwriting Agreement among the Registrant and the Underwriters will provide for indemnification by the Registrant of the Underwriters and each person, if any, who controls any Underwriter, against certain liabilities and expenses, as stated therein, which may include liabilities under the Securities Act. The Underwriting Agreement will also provide that the Underwriters shall similarly indemnify the Registrant, its directors, officers, and controlling persons, as set forth therein.

ITEM 16.  EXHIBITS.

 *1.1     Form of Underwriting Agreement.
  3.1     Restated Certificate of Incorporation dated as of September 4, 1996.
   *5     Opinion of Bingham, Dana & Gould LLP.
*23.1     Consent of Bingham, Dana & Gould LLP (included in Exhibit 5).
 23.2     Consent of Ernst & Young LLP.
   24     Power of Attorney (included on signature page).

---------------
*To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     (A) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (B) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

     (C) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (D) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis and the State of Tennessee as of October 2, 1996.

                                        CONCORD EFS, INC.


                                        By:         /s/ DAN M. PALMER
                                           ------------------------------------
                                           Dan M. Palmer, Chairman of the Board
                                                 and Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby appoints Dan M. Palmer and Edward A. Labry III and each of them severally, acting alone and without the other, his/her true and lawful attorney-in-fact with the authority to execute in the name of each such person, and to file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, any and all amendments (including without limitation post-effective amendments) to this registration statement necessary or advisable to enable the Registrant to comply with, or any other registration statement for the same offering that is to be effective upon filing pursuant Rule 462(b) under, the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the registration statement as the aforesaid attorney-in-fact executing the same deems appropriate.


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below as of October 2, 1996 by the following persons on behalf of the Registrant and in the capacities indicated.


          /s/ DAN M. PALMER            Chairman of the Board and Chief Executive Officer
-------------------------------------  (principal executive officer)
            Dan M. Palmer

       /s/ EDWARD A. LABRY III         President and Director
-------------------------------------
         Edward A. Labry III

        /s/ THOMAS J. DOWLING          Vice President and Controller
-------------------------------------  (principal financial and accounting officer)
          Thomas J. Dowling

        /s/ RICHARD M. HARTER          Secretary and Director
-------------------------------------
          Richard M. Harter

           /s/ JOYCE KELSO             Director
-------------------------------------
             Joyce Kelso

         /s/ JERRY D. MOONEY           Director
-------------------------------------
           Jerry D. Mooney

        /s/ DAVID C. ANDERSON          Director
-------------------------------------
          David C. Anderson

       /s/ RICHARD BUCHIGNANI          Director
-------------------------------------
         Richard Buchignani

       /s/ PAUL L. WHITTINGTON         Director
-------------------------------------
         Paul L. Whittington

                                 EXHIBIT INDEX

 *1.1     Form of Underwriting Agreement.
  3.1     Restated Certificate of Incorporation dated as of September 4, 1996.
   *5     Opinion of Bingham, Dana & Gould LLP.
*23.1     Consent of Bingham, Dana & Gould LLP (included in Exhibit 5).
 23.2     Consent of Ernst & Young LLP.
   24     Power of Attorney (included on signature page).

---------------
*To be filed by amendment.